Exhibit 99.1

ECARX Announces First Quarter 2023 Financial Results

London, UK, June 12, 2023 – ECARX Holdings, Inc. (Nasdaq: ECX) ("ECARX" or the “Company”), a global mobility tech provider, today reported financial results for the quarter ended March 31, 2023. The Company also reaffirmed its financial guidance for the full year 2023 following strong execution in the first quarter.

“ECARX is off to a strong start in 2023, with our first quarter results reflecting global demand for our automotive technology,” said Ziyu Shen, co-founder, Chairman and CEO of ECARX. “Through relentless innovation and a dedicated team, we're revolutionizing mobility, setting new benchmarks for the in-car experience, and unlocking significant growth opportunities. Our recently announced suite of products is already driving change and moving the world forward, demonstrating our commitment to shaping the future of transportation. As I look forward to the remainder of the year, I am confident ECARX’s first quarter success positions us well for 2023 and beyond."

First Quarter 2023 Financial Results:

•	Total revenue of RMB762.9 million (US$111.1 million), up 16% year over year

o	Sales of goods revenue of RMB594.6 million (US$86.6 million), up 19% year over year, primarily driven by the ramp up of new digital cockpit sales volumes and portfolio revenue mix shift from Infortainment Head Unit (IHU) to Digital Cockpit, which has a higher total revenue per unit

o	Software license revenue of RMB102.3 million (US$14.9 million), up 140% year over year, mostly as a result of a new procurement framework agreement for intellectual property licenses with a customer

o	Service revenue of RMB66.0 million (US$9.6 million), down 42% year over year, primarily as a result of lower volumes of contracts completed during the quarter compared with the same period last year

•	Total cost of revenue was RMB552.1 million (US$80.4 million), up 7% year over year

•	Gross profit of RMB210.8 million (US$30.7 million), up 52% year over year

o	Gross margin of 28%, up from 21% in the same period last year, due mostly to product mix and a continued focus on sourcing efficiences

•	Research and development expense was RMB201.2 million (US$29.3 million), down by around a third year over year, reflecting the cessation of our ADAS perception software development as we continue to invest in our core product roadmap

•	SG&A expenses and others, net were RMB173.2 million (US$25.3 million), up 27% year over year primarily as a result of our international expansion

•	Net loss of RMB194.7 million (US$28.4 million), a 33% reduction year over year

•	Adjusted EBITDA (non-GAAP) loss of RMB118.5 million (US$17.3 million), a reduction of RMB108.9 million (US$15.9 million) or 48% from the same period last year

•	Total cash of RMB1,016.5 million (US$148.0 million) – including RMB67.0 million (US$9.7 million) in restricted cash) as of March 31, 2023

First Quarter 2023 Operational & Product Updates:

•	Expanding international presence

o	Successfully opened a research and development facility in the U.S. and sales and engineering center in Germany; hiring for both operations well underway

o	ECARX products deployed in around 5 million vehicles as of March 31, 2023 – European launch in smart #1 and Lotus Eletre

•	Fulfilling unmet SoC need in the EV market

o	Antora 1000 partnership launched with FAW Hongqi, further diversifying the customer base

o	Antora 1000 Pro launching in Lynk & Co 08 with Flyme Auto in Q3 2023

•	Pushing the boundaries of driver experience

o	Announced launch of Makalu with AMD, to be deployed in smart brand EV vehicles in 2024

•	Powering the evolution of ADAS and software-defined vehicles

o	Super Brain – development of L2+ ADAS progressing for our "all-in-one" solution that integrates the cockpit, driving, and vehicle control

Recent Developments:

•	ECARX Cloudpeak software to power the new all-electric Volvo EX30’s infotainment system

•	ECARX E02 intelligent cockpit computing platform selected for mass production for Changan Mazda on its CX-50 model

Financial Outlook:

The Company reaffirmed its financial outlook for FY 2023 as follows:

US$million	2023	2022	YoY Change
Total Revenue	US$700-720	US$515.7	36-40%
Adjusted EBITDA (non-GAAP)	Breakeven by end of 2024

# # #

Conference Call & Webcast Details:

ECARX will host a webcast of its earnings conference call today, Monday, June 12, 2023, at 8:00 a.m. EDT. To access the webcast, visit the Events & Presentations section of the ECARX Investor Relations website, or visit the following link – https://edge.media-server.com/mmc/p/8n7opuvw.

To join the earnings call by telephone, participants must pre-register at https://register.vevent.com/register/BI20fe179cc25241edad7a3f247228ffbd to receive dial-in information.

A replay of the webcast and presentation materials will be available on the Company’s Investor Relations website under the results and reports section following the event.

About ECARX:

ECARX (Nasdaq: ECX) is a global mobility-tech provider partnering with OEMs to reshape the automotive landscape as the industry transitions to an all-electric future. As OEMs develop new vehicle platforms from the ground up, ECARX is developing a full-stack solution – central computer, System-on-a-Chip (SoCs) and software to help continuously improve the in-car user experience. The Company’s products have been integrated into more than 5 million cars worldwide, and it continues to shape the interaction between people and vehicles by rapidly advancing the technology at the heart of smart mobility.

ECARX was founded in 2017 and today we have around 1,500 team members. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group – one of the largest automotive groups in the world, with ownership interests in international brand OEMs including Lotus, Lynk & Co, Polestar, smart and Volvo Cars.

Forward-Looking Statements:

This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,“ “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise and forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Translation of results into U.S. dollars

This announcement contains translations of certain Renminbi (RMB) amounts into U.S dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023 as set forth in the H.10 Statistical Release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

Non-GAAP Financial Measure:

The Company uses adjusted EBITDA (non-GAAP) in evaluating its operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expenses, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

The Company presents the non-GAAP financial measure because it is used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that the non-GAAP measure helps identify underlying trends in its business that could otherwise be distorted by the effects of foreign currency translation and certain expenses that are included in net loss. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance. To calculate revenue growth rates in constant currency, the Company converts actual net sales from local currency to U.S. dollars using constant foreign currency exchange rates in the current and prior period.

Adjusted EBITDA (non-GAAP) should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of the Company’s operating performance. Investors are encouraged to compare the Company’s historical adjusted EBITDA (non-GAAP) to the most directly comparable GAAP measure, net loss. Adjusted EBITDA (non-GAAP) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Investor Contacts:

Adam Kay, +44 (0)7796 954086,

ir@ecarxgroup.com

Media Contacts:

ECARX-Media@teneo.com

ECARX Holdings Inc.

Condensed Balance Sheets

	December 31 2022	March 31 2023 (Unaudited)
Millions, otherwise noted	RMB	RMB	US$
ASSETS
Current assets
Cash	737.4	949.5	138.3
Restricted cash	41.0	67.0	9.7
Accounts receivable – third parties, net	418.2	264.1	38.5
Account receivable – related parties, net	483.0	381.5	55.5
Notes receivable	145.4	327.4	47.7
Inventories	131.6	120.8	17.6
Amounts due from related parties	911.6	91.1	13.3
Prepayments and other current assets	412.9	552.7	80.5
Total current assets	3,281.1	2,754.1	401.1

Non-current assets
Long-term investments	489.8	474.9	69.2
Operating lease right-of-use assets	85.3	79.9	11.6
Property and equipment, net	118.4	111.6	16.2
Intangible assets, net	36.7	31.0	4.5
Other non-current assets – third parties	26.0	25.3	3.7
Other non-current assets – related parties	213.7	216.3	31.5
Total non-current assets	969.9	939.0	136.7
Total assets	4,251.0	3,693.1	537.8

LIABILITIES
Current liabilities
Short-term borrowings	870.0	870.0	126.7
Accounts payable - third parties	1,024.2	820.6	119.5
Accounts payable - related parties	239.9	123.0	17.9
Notes payable	168.4	184.5	26.9
Amounts due to related parties	191.2	330.0	48.1
Contract liabilities, current - third parties	4.7	4.9	0.7
Contract liabilities, current - related parties	316.7	336.1	48.9
Current operating lease liabilities	24.1	21.6	3.2
Accrued expenses and other current liabilities	738.6	503.6	73.3
Income tax payable	21.6	21.6	3.1
Total current liabilities	3,599.4	3,215.9	468.3

Non-current liabilities
Contract liabilities, non-current - third parties	0.1	0.1	0.0
Contract liabilities, non-current - related parties	282.1	243.6	35.5
Convertible notes payable, non current	439.9	439.1	63.9
Operating lease liabilities, non-current	59.5	61.8	9.0
Warrant liabilities, non-current	16.5	24.8	3.6
Other non-current liabilities	30.7	33.4	4.9
Total non-current liabilities	828.8	802.8	116.9
Total liabilities	4,428.2	4,018.7	585.2

ECARX Holdings Inc.

Condensed Balance Sheets (continued)

	December 31 2022	March 31 2023 (Unaudited)
Millions, otherwise noted	RMB	RMB	US$
SHAREHOLDERS' DEFICIT
Ordinary Shares	-	-	-
Class A Ordinary Shares	-	-	-
Class B Ordinary Shares	-	-	-
Treasury Shares, at cost	-	-	-
Additional paid-in capital	5,919.7	5,967.5	868.9
Accumulated deficit	(5,711.0)	(5,905.6)	(859.9)
Accumulated other comprehensive loss	(385.9)	(387.5)	(56.4)
Total deficit attributable to ordinary shareholders	(177.2)	(325.6)	(47.4)
Non-redeemable non-controlling interests	-	-	-
Total shareholders' deficit	(177.2)	(325.6)	(47.4)
Liabilities and shareholders' deficit	4,251.0	3,693.1	537.8

ECARX Holdings Inc.

Condensed Consolidated Statement of Operations

	Three Months Ended March 31 (Unaudited)
	2022	2023
Millions, except loss per share and share data	RMB	RMB	US$
Revenue
Sales of goods revenue	499.3	594.6	86.6
Software license revenue	42.7	102.3	14.9
Service revenue	113.9	66.0	9.6
Total revenue	655.9	762.9	111.1
Cost of goods sold	(404.3)	(469.5)	(68.4)
Cost of software licenses	(22.4)	(30.2)	(4.4)
Cost of services	(90.3)	(52.4)	(7.6)
Total cost of revenue	(517.0)	(552.1)	(80.4)
Gross profit	138.9	210.8	30.7

Research and development expenses	(313.1)	(201.2)	(29.3)
Selling, general and administrative expenses and others, net	(136.1)	(173.2)	(25.3)
Total operating expenses	(449.2)	(374.4)	(54.6)
Loss from operation	(310.3)	(163.6)	(23.9)

Interest income	1.6	7.5	1.1
Interest expenses	(8.4)	(18.1)	(2.6)
Share of results of equity method investments	(45.2)	(36.5)	(5.3)
Change in fair value of an equity security	-	21.5	3.1
Gains on deconsolidation of a subsidiary	72.0	-	-
Change in fair value of warrant liabilities	-	(8.4)	(1.2)
Government grants	1.6	0.9	0.1
Foreign currency exchange (gains)/losses	(2.7)	2.2	0.3
Loss before income taxes	(291.4)	(194.5)	(28.4)
Income tax expenses	(0.3)	(0.2)	(0.0)
Net loss	(291.7)	(194.7)	(28.4)

Other comprehensive loss:
Foreign currency translation adjustments, net of nil income taxes	8.8	(1.6)	(0.2)
Comprehensive loss	(282.9)	(196.3)	(28.6)
Comprehensive loss attributable to non-redeemable non-controlling interests	1.4	-	-
Comprehensive loss attributable to redeemable non-controlling interests	0.5	-	-
Comprehensive loss attributable to ECARX Holdings Inc.	(281.0)	(196.3)	(28.6)

ECARX Holdings Inc.

Condensed Consolidated Statement of Operations (continued)

	Three Months Ended March 31 (Unaudited)
	2022	2023
	RMB	RMB	US$
Loss per ordinary share
– Basic and diluted loss per share, ordinary shares	(1.59)	(0.58)	(0.08)
Weighted average number of ordinary shares used in computing loss per ordinary share
– Weighted average number of ordinary shares	236,248,112	337,395,390	337,395,390

ECARX Holdings Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Adjusted EBITDA

We use adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expenses, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

Adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

	Three Months Ended March 31
	2022	2023
Millions, unless otherwise noted	RMB	RMB	US$
Net Loss	(291.7)	(194.7)	(28.4)
Interest income	(1.6)	(7.5)	(1.1)
Interest expense	8.4	18.1	2.6
Income tax expenses	0.3	0.2	0.0
Depreciation of property and equipment	12.3	11.9	1.8
Amortization of intangible assets	5.8	5.7	0.8
EBITDA	(266.5)	(166.3)	(24.3)
Share-based compensation expenses	39.1	47.8	7.0
Adjusted EBITDA	(227.4)	(118.5)	(17.3)